Filed by Maxwell Technologies, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the

Securities Exchange Act of 1934

Subject Company: Maxwell Technologies, Inc.

(Commission File No. 001-15477)

Maxwell Technologies Announces Filing of 2018 Form 10-K

Company will not be hosting a teleconference and webcast to discuss its results of operations and other business matters due to the pending Definitive Agreement with Tesla

San Diego, CA (February 14, 2019) - Maxwell Technologies, Inc. (Nasdaq: MXWL or the “Company” or “Maxwell”), a leading developer and manufacturer of energy solutions, today announced it has filed its Form 10-K with the Securities and Exchange Commission (“SEC”) for the period ended December 31, 2018.

On February 3, 2018, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) to be acquired by Tesla, Inc. (Nasdaq: TSLA or “Tesla”). The Merger Agreement contemplates that Tesla will commence an all stock exchange offer for all issued and outstanding shares of Maxwell (the “Offer”), after which the Company will be merged with a Tesla subsidiary and become a wholly-owned subsidiary of Tesla. The Offer will value each share of Maxwell common stock at $4.75 per share. Due to the Definitive Agreement and pending close, which is subject to the successful tender and exchange of shares, certain regulatory approvals and customary closing conditions, the Company will not be hosting a teleconference and webcast at this time. While there can be no assurances on the closing date, the Company anticipates that the merger will be consummated in the second quarter of 2019, or shortly thereafter, should all conditions be met and subject to the timing of the aforementioned approvals.

Additional terms and conditions related to this Merger Agreement can be found in the Company’s Form 8-K filed on February 4, 2019 with the SEC. Additional information on the Company’s results of operations for year ended December 31, 2018 can be found in the Company’s Form 10-K which was filed today, February 14, 2019.

Forward-Looking Statements

Maxwell cautions you that statements included in this news release referenced herein that are not a description of historical facts are forward-looking statements that involve risks, uncertainties, assumptions and other factors which, if they do not materialize or prove correct, could cause Maxwell’s results to differ materially from historical results or those expressed or implied by such forward-looking statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, Maxwell’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Maxwell, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things:

Filed by Maxwell Technologies, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the

Securities Exchange Act of 1934

Subject Company: Maxwell Technologies, Inc.

(Commission File No. 001-15477)

•	Risks related to the ability of Maxwell to consummate the proposed transaction on a timely basis or at all;

•

the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Maxwell’s shares being validly tendered into the exchange offer to meet the minimum condition;

•	Maxwell’s ability to secure regulatory approvals on the terms expected in a timely manner or at all;

•	disruption from the transaction making it more difficult to maintain business and operational relationships;

•	the negative side effects of the announcement or the consummation of the proposed transaction on the market price of Maxwell’s common stock or on Maxwell’s operating results;

•	significant transaction costs;

•	unknown liabilities;

•	the risk of litigation and/or regulatory actions related to the proposed transaction;

•	the pace of change and innovation in dry electrode technology;

•	the competitive nature of the market in which Maxwell participates;

•	Maxwell’s ability to protect its intellectual property rights;

•	The ability to develop new technologies, products, services and product features;

•	other business effects, including the effects of industry, market, economic, political or regulatory conditions;

•	future exchange and interest rates;

•	changes in tax and other laws, regulations, rates and policies;

•	future business combinations or disposals;

•	the uncertainties in research and development; and

•	competitive developments

For further information regarding risks and uncertainties associated with Maxwell’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of our SEC filings, including, but not limited to, our annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q. Copies of these documents are available with the SEC at www.sec.gov or may be obtained by visiting our investor relations website at investors.maxwell.com. The forward-looking statements contained herein are based on the current expectations and assumptions of Maxwell and not on historical facts. All information in this release is as of February 14, 2019. The Company undertakes no duty to update any forward-looking statement to reflect actual results or changes in the Company’s expectations.

Maxwell Technologies Contacts:

Investors: Glenn Wiener, GW Communications: 212-786-6011; gwiener@GWCco.com

Media: Steve Hoechster, GW Communications: 212-786-6015; shoechster@GWCco.com